

AngloGold Ashanti plc
Third Floor, Hobhouse Court,
Suffolk Street, London, SW1Y 4HH
Tel: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325
www.anglogoldashanti.com

DEAR SHAREHOLDERS,

Ahead of our upcoming general meeting of shareholders of AngloGold Ashanti plc (the "Company") on 23 July 2026 (the "Meeting"), we are writing to provide additional context regarding the resolution to approve the terms of the share repurchase contracts (the "Resolution") in connection with the proposed share repurchase programme for the Company's ordinary shares of up to $2.0bn (the "Programme"), as set out in the notice of meeting dated 1 July 2026 (the "Notice of Meeting").

We are asking for your support in **voting "FOR" the Resolution**, as recommended by the Board of Directors.

Several proxy advisory services have issued voting reports with respect to the Resolution, including Glass Lewis & Co. ("Glass Lewis") and Institutional Shareholder Services ("ISS"). While Glass Lewis recommends a "for" vote, ISS recommends voting against the Resolution. We believe the information provided below will assist you in better understanding our recommendation.

Unless stated otherwise, defined terms used in this letter have the same meaning as in the Notice of Meeting.

Aligning With Our Capital Markets Reality

Although incorporated in the UK, the Company is a global gold producer with its primary listing on the New York Stock Exchange (NYSE: AU) membership in the Russell 3000 Index and its global headquarters in Denver, Colorado. In addition, the Company's shares are not listed on the London Stock Exchange. While the Board understands ISS's structural application of its U.K. & Ireland Voting Guidelines (the "UK Guidelines") based on the Company's place of incorporation, the Board views the requested shareholder authority as equipping the Company with the same financial agility as its direct peer group, which consists primarily of North American gold producers. These companies routinely leverage large-value, long-term buyback authorizations to optimise shareholder returns. Adopting this framework ensures that the Company is not operating at a structural disadvantage when competing for global equity capital.

The Programme is a natural progression of our capital allocation framework, driven by the Board's confidence in the Company's cash generation capabilities and long-term financial outlook. It establishes an efficient mechanism to return capital to shareholders, without disrupting our core operational funding.

Long-Term Flexibility

While ISS advises, under the UK Guidelines, that an authority for market purchases of ordinary shares should be limited to 18 months, a five-year authority is consistent with UK company law. A multi-year mandate allows management to execute repurchases in line with the strategic goals of the Company while accounting for the inherent unpredictability of the global markets and economy, rather than being bound by short-term, arbitrary renewal timelines.



Additionally, regardless of the authorised period, the Programme is limited in all respects by the aggregate $2.0bn repurchase volume (the "Aggregate Cap"). Given the Aggregate Cap, the Board does not consider that the five-year authorised period gives rise to any increased corporate governance risk.

The Board firmly believes the Resolution is in the best interests of the Company's shareholders, ensuring that capital returns coexist with rigorous balance sheet management.

Please do not hesitate to contact us by email at investors@anglogoldashanti.com should you wish to discuss our recommendation. On behalf of the Board, thank you for your continued support of AngloGold Ashanti.

Yours faithfully,

Jochen Tilk

Chair, AngloGold Ashanti plc

13 July 2026